EXHIBIT 99.1

Colliers Reports Better Than Anticipated Fourth Quarter and Full Year Results

Majority of revenues from higher margin recurring services

Operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2020	2019	2020	2019

Revenues	$913.7	$928.3	$2,786.9	$3,045.8
Adjusted EBITDA (note 1)	154.9	144.3	361.4	359.5
Adjusted EPS (note 2)	1.79	2.01	4.18	4.67

GAAP operating earnings	79.4	99.4	164.6	218.2
GAAP EPS	0.80	1.20	1.22	2.57

TORONTO, Feb. 11, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced operating and financial results for the quarter and full year ended December 31, 2020. All amounts are in US dollars.

For the fourth quarter ended December 31, 2020, revenues were $913.7 million, down 2% (4% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $154.9 million, up 7% (4% in local currency) and adjusted EPS (note 2) was $1.79, down 11% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.07 lower excluding foreign exchange impacts. GAAP operating earnings were $79.4 million, relative to $99.4 million in the prior year quarter. GAAP diluted net earnings per share were $0.80 relative to $1.20 in the prior year quarter. Fourth quarter GAAP EPS would have been approximately $0.07 lower excluding changes in foreign exchange rates.

For the full year ended December 31, 2020, revenues were $2.79 billion, down 9% (9% in local currency) relative to the same period in the prior year, adjusted EBITDA (note 1) was $361.4 million, up 1% (flat in local currency) versus prior year and adjusted EPS (note 2) was $4.18, down 10% versus prior year. Full year adjusted EPS would have been approximately $0.04 lower excluding foreign exchange impacts. GAAP operating earnings were $164.6 million, relative to $218.2 million in 2019. GAAP diluted earnings per share were $1.22 per share, relative to $2.57 in the prior year period. Full year GAAP EPS would have been approximately $0.04 lower excluding changes in foreign exchange rates.

“Colliers delivered better than anticipated financial results for our fourth quarter and full year 2020, despite the ongoing impact of the global pandemic. The strong finish is a testament to our unique enterprising culture and the steps taken over the past few years to transform Colliers into a more balanced and resilient professional services and investment management company. The majority of our revenues and more than 60% of our Adjusted EBITDA now come from high quality recurring services with the balance coming from transactional services,” said Jay S. Hennick, Global Chairman and CEO of Colliers.

“During 2020, despite many challenges, we continued to invest with a long-term perspective adding Colliers Mortgage and Colliers Engineering & Design, two new platforms that performed better than expected and offer additional growth opportunities in the future. After year end, we also formally launched our new visual identity designed for today’s evolving digital era, a natural evolution of the iconic Colliers brand and reaffirming our commitment to accelerating success for our clients and our people, as we lead our company and industry into the future. With our proven track record of more than 25 years, strong balance sheet, unique enterprising culture and significant inside ownership, we are confident that Colliers will emerge from this pandemic stronger and more balanced than ever,” he concluded.

About Colliers International Group Inc.
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 67 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Change	Change	December 31		Change	Change
(LC = local currency)	2020	2019	in US$ %	in LC%	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$377,191	$331,152	14%	12%	$1,226,877	$1,148,915	7%	7%
Investment Management (1)	43,676	44,722	-2%	-3%	172,594	174,588	-1%	-1%
Leasing	215,516	292,489	-26%	-29%	686,482	946,399	-27%	-28%
Capital Markets	277,333	259,925	7%	4%	700,904	775,909	-10%	-10%
Total revenues	$913,716	$928,288	-2%	-4%	$2,786,857	$3,045,811	-9%	-9%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 4% and 8% for the three months and year ended December 31, 2020, respectively.

Consolidated revenues for the fourth quarter declined 4% on a local currency basis, driven by pandemic-related declines primarily in Leasing activity. Consolidated internal revenues measured in local currencies were down 15% (note 3).

For the year ended December 31, 2020, consolidated revenues declined 9% on a local currency basis, with the impact of the pandemic beginning in March 2020. Full year consolidated internal revenues measured in local currencies were down 16% (note 3).

Segmented Fourth Quarter Results
Revenues in the Americas region totalled $524.9 million for the fourth quarter, up 8% (8% in local currency) versus $486.0 million in the prior year quarter. Revenue growth was driven by recent acquisitions with modest internal revenue growth in Outsourcing & Advisory and Capital Markets, partially offset by lower Leasing revenues. Adjusted EBITDA was $70.3 million, up 40% from $50.2 million in the prior year quarter, which includes the impact of recent acquisitions and measures implemented to manage operating costs. GAAP operating earnings were $54.8 million, relative to $35.5 million in the prior year quarter.

Revenues in the EMEA region totalled $182.5 million for the fourth quarter compared to $225.6 million in the prior year quarter, down 19% (24% in local currency) with declines attributable to the pandemic experienced across all service lines. Adjusted EBITDA was $35.6 million, versus $51.2 million in the prior year. GAAP operating earnings were $26.4 million compared to $42.7 million in the fourth quarter of 2019.

Revenues in the Asia Pacific region totalled $162.6 million for the fourth quarter compared to $171.7 million in the prior year quarter, down 5% (11% in local currency) on a pandemic-related decline in transactional businesses partially offset by growth in the Outsourcing & Advisory service line. Adjusted EBITDA was $36.0 million as compared to $32.5 million in the prior year quarter. GAAP operating earnings were $30.4 million, versus $28.1 million in the prior year quarter.

Investment Management revenues for the fourth quarter were $43.7 million compared to $44.7 million in the prior year quarter. No pass-through revenue from historical carried interest was recognized in the fourth quarter, versus $3.1 million in the prior year quarter. Excluding the impact of pass-through revenue, revenues were up 5% (4% in local currency) and were positively impacted by strong growth in both open and closed-end funds series. Adjusted EBITDA was $18.4 million, up 12% relative to $16.5 million in the prior year quarter. GAAP operating earnings were $10.4 million in the quarter, versus $9.9 million in the prior year quarter. Assets under management were $39.5 billion at December 31, 2020, up 9% from $36.2 billion at September 30, 2020 and up 20%, a significant increase from $32.9 billion at December 31, 2019.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.4 million in the fourth quarter, relative to $6.0 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $42.5 million, relative to $16.6 million in the fourth quarter of 2019 attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses.

Segmented Full Year Results
Revenues in the Americas region totalled $1.63 billion for the full year compared to $1.69 billion in the prior year, down 4% (3% in local currency). The decline was primarily attributable to lower Leasing activity due to the pandemic which was partly offset by contributions from recent acquisitions. Adjusted EBITDA was $180.4 million, up 19% from $151.3 million in the prior year and included the impact of (i) recent acquisitions of Colliers Mortgage and Colliers Engineering & Design and (ii) measures implemented to manage operating costs as a result of the pandemic. GAAP operating earnings were $121.4 million, versus $103.7 million in 2019.

EMEA region revenues totalled $516.5 million for the year compared to $636.5 million in the prior year, down 19% (20% in local currency) on lower activity attributable to the pandemic across all service lines. Adjusted EBITDA was $45.9 million, versus $80.3 million in the prior year. GAAP operating earnings were $8.3 million as compared to $48.5 million in 2019.

Asia Pacific region revenues totalled $470.6 million for the year compared to $542.6 million in the prior year, down 13% (15% in local currency) primarily on lower Leasing and Capital Markets activity due to the pandemic, partially offset by a small increase in Outsourcing & Advisory revenues. Adjusted EBITDA was $66.3 million, versus $76.2 million in the prior year. GAAP operating earnings were $45.2 million, versus $67.1 million in the prior year.

Investment Management revenues were $172.6 million compared to $174.6 million in the prior year. Pass-through revenue from historical carried interest represented $4.2 million in the current year, versus $19.2 million in the prior year. Excluding the impact of pass-through revenue, revenues were up 8% (8% in local currency) and were positively impacted by strong fundraising in closed end funds and growth in open-end funds. Adjusted EBITDA was $69.5 million relative to $61.9 million in the prior year. GAAP operating earnings were $40.7 million, versus $35.0 million in 2019.

Unallocated global corporate costs as reported in Adjusted EBITDA were $0.7 million in 2020, relative to $10.3 million in the prior year with the change attributable to lower compensation and variable expenses. The corporate GAAP operating loss was $51.1 million, relative to $36.2 million in 2019 attributable to an increase in the fair value of contingent acquisition consideration based on strong operating performance of recently acquired businesses.

2021 Outlook
The impact of the COVID-19 pandemic is expected to subside over the course of 2021, although the timing and extent remain uncertain. Transactional revenues are anticipated to rebound in the second half of the year, while Outsourcing & Advisory and Investment Management revenues are expected to remain resilient throughout the year. The outlook for the full year 2021 (relative to 2020), including the full year impact of acquisitions completed during 2020, is as follows:

Full Year 2021 Outlook
Revenue	+10% to +25%
Adjusted EBITDA	+10% to +25%

This outlook is based on the Company’s best available information as of the date of this press release and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors.

During 2020, the Company took significant measures to maintain business continuity across all service lines, including steps to optimize the level of all critical functions across our business. Expenses incurred in connection with these adjustments are recorded as restructuring costs (note 1) and were primarily severance related. The Company may take further cost management measures in future quarters.

The Company also received wage subsidies totalling $10.9 million during the fourth quarter ($34.8 million for the full year) from governments in several countries. These subsidies were recorded in earnings as an offset to employment costs. The Company may receive further government wage subsidies in future quarters.

Conference Call
Colliers will be holding a conference call on Thursday, February 11, 2021 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2020	2019	2020	2019

Net earnings	$49,568	$67,877	$94,489	$137,585
Income tax	22,980	25,742	42,046	53,013
Other income, net	(1,427)	(868)	(2,906)	(1,853)
Interest expense, net	8,322	6,677	30,949	29,452
Operating earnings	79,443	99,428	164,578	218,197
Depreciation and amortization	38,795	25,382	125,906	94,664
Gains attributable to MSRs	(9,668)	-	(17,065)	-
Equity earnings from non-consolidated investments	1,468	-	2,919	-
Acquisition-related items	34,349	9,767	45,848	28,532
Restructuring costs	6,947	7,110	29,628	10,252
Stock-based compensation expense	3,572	2,633	9,628	7,831
Adjusted EBITDA	$154,906	$144,320	$361,442	$359,476

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the If-Converted method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the year ended December 31, 2020, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2020	2019	2020	2019

Net earnings	$49,568	$67,877	$94,489	$137,585
Non-controlling interest share of earnings	(15,666)	(12,930)	(29,572)	(26,829)
Interest on Convertible Notes	2,300	-	5,673	-
Amortization of intangible assets	27,544	16,437	86,557	61,273
Gains attributable to MSRs	(9,668)	-	(17,065)	-
Acquisition-related items	34,349	9,767	45,848	28,532
Restructuring costs	6,947	7,110	29,628	10,252
Stock-based compensation expense	3,572	2,633	9,628	7,831
Income tax on adjustments	(15,115)	(7,493)	(35,350)	(22,232)
Non-controlling interest on adjustments	(4,257)	(2,769)	(11,479)	(9,868)
Adjusted net earnings	$79,574	$80,632	$178,357	$186,544

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2020	2019	2020	2019

Diluted net earnings per common share	$0.80	$1.20	$1.25	$2.57
Non-controlling interest redemption increment	0.01	0.17	0.37	0.20
Amortization expense, net of tax	0.35	0.25	1.23	0.93
Gains attributable to MSRs, net of tax	(0.09)	-	(0.22)	-
Acquisition-related items	0.53	0.19	0.82	0.58
Restructuring costs, net of tax	0.12	0.13	0.51	0.19
Stock-based compensation expense, net of tax	0.07	0.07	0.22	0.20
Adjusted EPS	$1.79	$2.01	$4.18	$4.67

Diluted weighted average shares for Adjusted EPS (thousands)	44,365	40,109	42,647	39,980

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2020	2019	2020	2019

Revenues	$913,716	$928,288	$2,786,857	$3,045,811

Cost of revenues	543,124	576,609	1,740,860	1,959,544
Selling, general and administrative expenses	218,005	217,102	709,665	744,874
Depreciation	11,251	8,945	39,349	33,391
Amortization of intangible assets	27,544	16,437	86,557	61,273
Acquisition-related items (1)	34,349	9,767	45,848	28,532
Operating earnings	79,443	99,428	164,578	218,197
Interest expense, net	8,322	6,677	30,949	29,452
Equity earnings from unconsolidated investments	(1,468)	(845)	(2,919)	(2,065)
Other income	41	(23)	13	212
Earnings before income tax	72,548	93,619	136,535	190,598
Income tax	22,980	25,742	42,046	53,013
Net earnings	49,568	67,877	94,489	137,585
Non-controlling interest share of earnings	15,666	12,930	29,572	26,829
Non-controlling interest redemption increment	270	6,934	15,843	7,853
Net earnings attributable to Company	$33,632	$48,013	$49,074	$102,903

Net earnings per common share

Basic
	$0.84	$1.21	$1.23	$2.60

Diluted (2)
	$0.80	$1.20	$1.22	$2.57

Adjusted EPS (3)	$1.79	$2.01	$4.18	$4.67

Weighted average common shares (thousands)
Basic	40,111	39,754	39,986	39,550
Diluted	44,365	40,109	40,179	39,980

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three-month period and year ended December 30, 2020, the interest (net of tax) on the Convertible Notes was $1,691 and $4,170, respectively. The “if-converted” method is dilutive for the three-month period ended December 31, 2020 and anti-dilutive for the year ended December 31, 2020.
(3)	See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2020	December 31, 2019

Assets
Cash and cash equivalents	$156,614	$114,993
Restricted cash (1)	20,919	-
Accounts receivable and contract assets	433,250	436,717
Warehouse receivables (2)	232,207	-
Prepaids and other assets	192,821	155,606
Real estate assets held for sale	-	10,741
Current assets	1,035,811	718,057
Other non-current assets	94,679	92,350
Fixed assets	129,221	107,197
Operating lease right-of-use assets	288,134	263,639
Deferred tax assets, net	45,008	37,420
Goodwill and intangible assets	1,699,314	1,426,675
Real estate assets held for sale	-	247,376
Total assets	$3,292,167	$2,892,714

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$748,660	$757,284
Other current liabilities	53,661	56,702
Long-term debt - current	9,024	4,223
Warehouse credit facilities (2)	218,018	-
Operating lease liabilities - current	78,923	69,866
Liabilities related to real estate assets held for sale	-	36,191
Current liabilities	1,108,286	924,266
Long-term debt - non-current	470,871	607,181
Operating lease liabilities - non-current	251,680	229,224
Other liabilities	158,366	99,873
Deferred tax liabilities, net	50,523	28,018
Convertible notes	223,957	-
Liabilities related to real estate assets held for sale	-	127,703
Redeemable non-controlling interests	442,375	359,150
Shareholders' equity	586,109	517,299
Total liabilities and equity	$3,292,167	$2,892,714

Supplemental balance sheet information
Total debt (3)	$479,895	$611,404
Total debt, net of cash (3)	323,281	496,411
Net debt / pro forma adjusted EBITDA ratio (4)	1.0	1.4

Note to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business, primarily Colliers Mortgage.
(2)	Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding warehouse credit facilities and convertible notes.
(4)	Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$49,568	$67,877	$94,488	$137,585
Items not affecting cash:
Depreciation and amortization	38,795	25,382	125,906	94,664
Gains attributable to mortgage servicing rights	(9,668)	-	(17,065)	-
Gains attributable to the fair value of loan
premiums and origination fees	(22,418)	-	(38,531)	-
Deferred income tax	3,790	3,286	(13,184)	(6,699)
Other	43,214	16,020	80,497	57,520
	103,281	112,565	232,111	283,070

(Increase) decrease in accounts receivable, prepaid
expenses and other assets	(31,683)	(89,503)	49,039	(89,235)
(Decrease) increase in accounts payable, accrued
expenses and other liabilities	(73,645)	36,564	(13,901)	(15,692)
(Decrease) increase in accrued compensation	67,780	123,895	(78,591)	16,580
Contingent acquisition consideration paid	(2,540)	(3,216)	(18,224)	(8,928)
Proceeds from sale of mortgage loans	744,907	-	1,226,041	-
Origination of mortgage loans	(769,532)	-	(1,395,734)	-
Increase in warehouse credit facilities	36,802	-	193,168	-
Sale proceeds from AR Facility, net of repurchases	(13,141)	7,268	(27,431)	124,963
Net cash provided by operating activities	62,229	187,573	166,478	310,758

Investing activities
Acquisition of businesses, net of cash acquired	(1,692)	(56,899)	(205,608)	(80,576)
Purchases of fixed assets	(10,823)	(12,888)	(40,353)	(44,197)
Purchase of held for sale real estate assets	(38,464)	(94,223)	(84,382)	(94,223)
Proceeds from sale of held for sale real estate assets	84,382	-	178,604	-
Cash collections on AR facility deferred purchase price	13,862	12,936	51,994	28,100
Other investing activities	(12,573)	(7,459)	(13,713)	(27,372)
Net cash used in investing activities	34,692	(158,533)	(113,458)	(218,268)

Financing activities
(Decrease) increase in long-term debt, net	(181,192)	(10,612)	(163,064)	(59,312)
Issuance of convertible notes	-	-	230,000	-
Purchases of non-controlling interests, net of sales	(813)	(652)	(19,791)	(11,480)
Dividends paid to common shareholders	-	-	(3,992)	(3,940)
Distributions paid to non-controlling interests	(6,636)	(4,007)	(35,698)	(31,858)
Other financing activities	4,581	(1,173)	(6,406)	5,602
Net cash provided by (used in) financing activities	(184,060)	(16,444)	1,049	(100,988)

Effect of exchange rate changes on cash	16,939	721	8,471	(3,541)

Increase (Decrease) in cash and cash
equivalents and restricted cash	(70,200)	13,317	62,540	(12,039)
Cash and cash equivalents and
restricted cash, beginning of period	247,733	101,676	114,993	127,032
Cash and cash equivalents and
restricted cash, end of period	$177,533	$114,993	$177,533	$114,993

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended December 31

2020
Revenues	$524,860	$182,461	$162,616	$43,676	$103	$913,716
Adjusted EBITDA	70,267	35,599	36,034	18,425	(5,419)	154,906
Operating earnings (loss)	54,834	26,407	30,354	10,391	(42,543)	79,443

2019
Revenues	$486,038	$225,589	$171,681	$44,722	$258	$928,288
Adjusted EBITDA	50,170	51,163	32,495	16,509	(6,017)	144,320
Operating earnings (loss)	35,453	42,682	28,066	9,867	(16,641)	99,427

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Twelve months ended December 31

2020
Revenues	$1,626,372	$516,507	$470,632	$172,594	$752	$2,786,857
Adjusted EBITDA	180,427	45,934	66,292	69,488	(699)	361,442
Operating earnings	121,371	8,336	45,221	40,738	(51,088)	164,578

2019
Revenues	$1,690,507	$636,466	$542,609	$174,588	$1,641	$3,045,811
Adjusted EBITDA	151,347	80,342	76,209	61,907	(10,329)	359,476
Operating earnings	103,731	48,510	67,062	35,048	(36,154)	218,197

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Operating Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500